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RISE Beltdraulic
RISE Beltdraulic

Why RISE Robotics?



techstars_
THE ENGINE
FORTISTAR
Massachusetts Institute of Technology
RISD

With RISE Robotics, heavy machines have never been more productive, efficient, safe, smooth, economical, eco-friendly, or AI-ready.

Backed by **Techstars, MIT's The Engine, and Fortistar Capital**, and designed by alumni from **MIT and Rhode Island School of Design**, RISE's proprietary Beltdraulic™ motion control technology is transforming the $600B+ heavy machines industry.

RISE isn't another robotics company — it's the future of superhero-caliber machines, **powering the shift towards a sustainable, zero-emissions**, amplified future for us all.

INVEST NOW

Robotics powering a new era of heavy machinery



$7.3M
REVENUE



20
PATENTS

Heavy machines are outdated, inefficient, dirty and dangerous

$250B

diesel cost for heavy machines annually

88%

of energy consumed by hydraulics is wasted

500M

tons of CO2 is emitted by heavy machinery annually

100M

gallons of oil leak from hydraulic equipment annually

RISE is transforming the industry with a smarter, faster, cleaner alternative to hydraulics

RISE's solution: a **fluid-free actuator** that combines the speed and efficiency of robotics with the **power and durability** of heavy machinery.

Our innovative technology uses **belts and pulleys instead of oil**, delivering superior performance at half the operating cost of hydraulics — with **zero emissions**.


Hydraulics
RISE
Speed
x
3x
Efficiency
x
3x
Runtime
x
2x
Lightness
100%
120%

This breakthrough makes fully electric heavy machinery not just a possibility, but **a practical and powerful reality.**

Autonomy Ready 0% 100%

Enabling autonomous, AI-ready machines

Automation is imperative in the heavy machines industry, and RISE is leading the charge.

The machines that we build are **digital, ready for AI and autonomous systems**, powering greater **precision** and amplifying the capabilities and capacity of machine operators.



We're building an ecosystem of high performance, zero-emission machinery



Product Timeline
Development
Production
RISE
Market Size
2024
2025
2026
2027
2028
2029
$5M
Beltdraulic Common Lifting Device (DoD) Production
$44B
Beltdraulic Components
Production
$1B
Beltdraulic Liftgate
Production
$100M
Beltdraulic Material Handling Unit (DoD)
Production
$45B
Beltdraulic Forklift
Production
TODAY
Forward looking projections cannot be guaranteed.

Electrifying the $600B+ heavy machinery market





$1B Liftgates

$8B Forklifts

$44B Beltdraulic components

$550B+ Specialty Machines, Scissor Lifts, Garbage Trucks, Elevators, Agricultural Machines, Construction Equipment, +more

Our team is led by pioneers in robotics & automation from MIT, RISD, Apple & iRobot



Hiten Sonpal	Thomas Phelps	Arron Acosta	Blake Sessions	Toomas Sepp	Kyle Dell'Aquila
CEO	COO	VP of Business Development	Chief Technology Officer	Chief Engineer	Head of Industrial Design

Powering the future of electric machines- faster, cleaner, smarter

Email*

selmastuder@gmail.com

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S

Last Name*

S

Potential Investment Amount*

1000

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Invest in
RISE® ROBOTICS
Today!

NON-MARKETING DISCLAIMER

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

RISE® ROBOTICS, 1 UNION SQUARE, SOMERVILLE, MA 02143

P: (617) 863-2521 **E:** EMAIL@RISEROBOTICS.COM